Filed Pursuant to Rule 424(b)3
Registration No. 333-121067

PRICING SUPPLEMENT NO. 76

(To prospectus dated May 18, 2005 and prospectus supplement dated May 18, 2005)

U.S.$23,090,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES H

Principal Protected USD-Asian Basket FX-Linked Notes

Due September 7, 2007

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series H, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 18, 2005 (the “base prospectus”). Terms used here have the meanings given them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•                                          Senior unsecured obligations of Lehman Brothers Holdings Inc.

•                                          CUSIP: 52517PE80

•                                          ISIN: US52517PE802

•                                          Basket: The Basket will be comprised of nine currencies (each a “Reference Currency” and collectively the “Reference Currencies”). The Reference Currencies are as follows: Australian Dollar (AUD), Chinese Renminbi (CNY), Indonesian Rupiah (IDR), Japanese Yen (JPY), Korean Won (KRW), Singapore Dollar (SGD), Thai Baht (THB), Taiwanese Dollar (TWD) and the U.S. Dollar (USD). Each of the AUD, CNY, IDR, JPY, KRW, SGD, THB and TWD makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 12.5%. The USD makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of  - 100%.

•                                          Maturity Date:  September 7, 2007.

•                                          Full principal protection if the notes are held to maturity.

•                                          Denominations: U.S.$10,000 and whole multiples of U.S.$5,000.

Payments:

•                                          No interest payments during the term of the notes.

•                                          Each note will receive a single U.S. Dollar cash payment on the Maturity Date equal to the principal amount of the note plus the Additional Amount, if any, which payment is linked to the Basket.

•                                          For each U.S.$1 of principal amount, the Additional Amount is equal to (subject to the occurrence of a Disruption Event) the greater of (i) zero and (ii) 140% times the Basket Value, as described below.

•                                          Basket Value: The sum of the Reference Currency Quotients.

•                                          Reference Currency Quotient: For each Reference Currency, a quotient, the numerator of which is the Initial Reference Currency Amount for such Reference Currency and the denominator of which is Settlement Rate for such Reference Currency.

•                                          Initial Reference Currency Amounts:

Reference Currency	Initial Reference Currency Amount
AUD	0.16826
CNY	1.00503
IDR	1147.81250
JPY	14.47875
KRW	121.37500
SGD	0.20265
THB	4.89475
TWD	4.05631
USD	-1.0000

•                                          Settlement Rate: For each Reference Currency, the Reference Exchange Rate for such Reference Currency on August 31, 2007, observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

•                                          Reference Exchange Rates: The spot exchange rates for each of the Reference Currencies quoted against the U.S. dollar expressed as number of currency units per USD 1.

Investing in the notes involves risks. Risk Factors Relating to the Notes begin on page PS-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100%	U.S.$	23,090,000
Underwriting discount	0%	U.S.$	0
Proceeds to Lehman Brothers Holdings	100%	U.S.$	23,090,000

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about March 7, 2006.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities. It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions. Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

February 28, 2006

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors Relating to the Notes” section beginning on page PS-4 to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to a basket (the “Basket”) that measures the performance of the Australian Dollar (AUD), Chinese Renminbi (CNY), Indonesian Rupiah (IDR), Japanese Yen (JPY), Korean Won (KRW), Singapore Dollar (SGD), Thai Baht (THB), and Taiwanese Dollar (TWD) relative to the U.S. dollar. We refer to AUD, CNY, IDR, JPY, KRW, SGD, THB, TWD and the U.S. Dollar (USD) as the Reference Currencies, Each of the AUD, CNY, IDR, JPY, KRW, SGD, THB and TWD makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 12.5%. The USD makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of -100%. The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on September 7, 2007 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return on principal at maturity.

What will I receive if I hold the notes until the stated maturity date?

Lehman Brothers Holdings has designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in a possible increase in the value of the Reference Currencies relative to the U.S. dollar. At maturity, you will receive a payment per U.S.$1 of principal amount of your note, equal to the sum of (subject to the occurrence of a Disruption Event, as defined in "Description of the Notes"):

•                  U.S.$1; and

•                  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount.

For further information on the Additional Amount payable if a Disruption Event occurs, see "What happens in the event of a Disruption Event" below and the further description in “Description of the Notes”.

How will the Additional Amount be calculated?

The Additional Amount per U.S.$1 of principal amount will be equal to (subject to the occurrence of Disruption Event) the greater of (i) zero and (ii) 140% times the Basket Value.

The Basket Value is the sum of the Reference Currency Quotients. The Reference Currency Quotient for each Reference Currency is a quotient, the numerator of which is the Initial Reference Currency Amount for such Reference Currency and the denominator of which is the Settlement Rate for such Reference Currency.

The Initial Reference Currency Amount for each Reference Currency is as follows:

Reference Currency	Initial Reference Currency Amount
AUD	0.16826
CNY	1.00503
IDR	1147.81250
JPY	14.47875
KRW	121.37500
SGD	0.20265
THB	4.89475
TWD	4.05631
USD	-1.0000

The Settlement Rate for each Reference Currency is the Reference Exchange Rate for such Reference Currency on the Valuation Date observed in accordance with the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event, as defined in "Description of the Notes").

The Valuation Date is August 31, 2007 or, if that day is not a Valuation Business Day, the next succeeding Valuation Business Day.

The Reference Exchange Rates are the spot exchange rates for each of the Reference Currencies quoted against the U.S. dollar expressed as number of currency units per USD 1.

You can review the historical performance of the Australian Dollar, Chinese Renminbi, Indonesian Rupiah, Japanese Yen, Korean Won, Singapore Dollar, Thai Baht, and Taiwanese Dollar, as well as the hypothetical historical performance of the Basket, under “Exchange Rates”.

For further information concerning the calculation of the Additional Amount, see “Description of the Notes”.

How will I be able to find the value of the Basket at any point in time?

You can obtain the level of the Basket at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-4.

What about taxes?

We intend to treat the notes as indebtedness subject to U.S. Treasury regulations that apply to contingent payment debt instruments. As a result, you will be subject to federal income tax on the accrual of original issue discount in respect of the notes based on the “comparable yield” of the notes, even though no interest payments will actually be made to you. The “comparable yield” of the notes will generally be the rate at which Lehman Brothers Holdings could issue a fixed rate debt instrument with terms and conditions similar to the notes. In addition, gain and, to some extent, loss on the sale, exchange or other disposition of notes will generally be ordinary income or loss. See “Certain United States Federal Income Tax Consequences.”

What happens in the event of a Disruption Event?

If the calculation agent determines that a Disruption Event has occurred on any day during the term of the notes, the calculation agent will determine the Additional Amount payable on the Maturity Date in good faith and in a commercially reasonable manner. See “Description of the Notes”.

What happens in the event of a Price Source Unavailability Event?

If the calculation agent determines that a Price Source Unavailability Event has occurred for a Reference Currency on the Valuation Date, the Settlement Rate for the affected Reference Currency will be determined in accordance with the Fallback Rate Observation Methodology (as defined below). See “Description of the Notes”.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. (“Lehman Brothers Holdings”) is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary – Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings Inc. files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings, will be the calculation agent for purposes of determining whether the Additional Amount is payable on the Maturity Date, as well as determining whether a Disruption Event has occurred. Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors Relating to the Notes—There are Potential Conflicts of Interest between Lehman Brothers Holdings or its Affiliates and Holders of the Notes” and “Description of the Notes.”

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currencies or in other instruments, such as options, swaps or futures, based on the Reference Currencies. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes. However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS RELATING TO THE NOTES

Unlike ordinary debt securities, the return on the notes at maturity depends on changes in the value of the Reference Currencies relative to the U.S. dollar. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the Reference Currencies. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

There Are No Interest Payments on the Notes

The amount payable of the notes at maturity will be determined by applying the formula set forth under “Description of the Notes” and will depend on the value of the Reference Currencies determined as of the Valuation Date. The notes will not bear interest except in the event that amounts due at maturity are not paid when due, as described under “Description of the Notes.” Accordingly, a holder’s return on the notes will depend solely on the Additional Amount (if any) received on the Maturity Date.

The Notes Are Subject to Foreign Exchange Rate Risk

The return on the notes at maturity is entirely dependent on the performance of the Reference Currencies. If the Basket Value is less than zero, then the investor will not receive any return on the notes. Moreover, because the notes do not bear interest (except in the event that amounts due at maturity are not paid when due), a holder’s return on the notes will depend solely on the Additional Amount, if any, paid on the Maturity Date. Additionally, selling this security during a period when the Basket Value at that time (calculated using the respective spot exchange rates of the Reference Currencies at that time) is less than zero, or during a period in which the market’s perception of the probability of the Basket Value being less than zero is high, may result in a dollar price significantly less than 100% of the principal amount of notes sold. Although the notes are principal-protected if held to maturity, selling this or any fixed income security prior to maturity may result in a dollar price less than 100% of the applicable principal amount of notes sold.

The value of the Reference Currencies relative to the U.S. dollar has in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control. The value of the Reference Currencies, which depend in part on the supply and demand for the Reference Currencies, may be affected by political, economic, legal, accounting and tax matters specific to the countries in which the Reference Currencies are circulated as legal tender. An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currencies or the factors that affect movements in such exchange rate. Neither the offering of the notes nor any views which may from time to time be expressed by us, Lehman Brothers Inc., or our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes. The trading value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are Potential Conflicts of Interest between the Calculation Agent and Holders of the Notes

Lehman Brothers Inc., one of our affiliates, serves as Calculation Agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes and the return on the notes. In particular, the Calculation Agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, will determine the Additional Amount payable on the notes. The exercise of this discretion by the Calculation Agent may present the Calculation Agent with a conflict of interest to the extent that the determinations made by the Calculation Agent in respect of the notes affect the payments due from us under the notes, due to or from us or any of our affiliates under any related hedge transaction or the value of the investments held by us or our affiliates’ proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currency May Impair the Value of the Notes

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more Reference Currencies or in other instruments, such as options, swaps or futures, based on one or more

Reference Currencies. The cost of maintaining or adjusting this hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. We and our affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the levels of the Reference Currencies. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currencies and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes. Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. Investors in the notes must be prepared to hold the notes until the Maturity Date.

The U.S. Federal Income Tax Treatment Is Uncertain

There are no relevant authorities that directly address the U.S. federal income tax treatment of instruments such as the notes, and no ruling has been sought from the Internal Revenue Service in connection with the issuance of the notes. Accordingly, the U.S. federal income tax characterization of the notes is uncertain. Lehman Brothers Holdings Inc. intends to take the position that the notes will be treated for U.S. federal income tax purposes as indebtedness subject to U.S. Treasury regulations applicable to contingent payment debt instruments and, by purchasing the notes, investors will be deemed to have agreed to such treatment. Moreover, Lehman Brothers Holdings Inc. intends to treat the notes as not subject to special rules governing contingent payment debt instruments whose payments are denominated in, or determined by reference to, foreign currencies. There can be no assurance that the IRS will agree with such characterization. A different characterization of the notes may affect the amount, timing and character of income, gain or loss recognized by a U.S. Holder in respect of a note. Prospective purchasers of notes should consult their own tax advisors as to the possible alternative characterizations of the notes and the U.S. federal income tax consequences of such characterizations. See “Certain United States Federal Income Tax Consequences” in the base prospectus.

DESCRIPTION OF THE NOTES

The U.S.$23,090,000 aggregate principal amount Principal Protected USD-Asian Basket FX-Linked Notes Due September 7, 2007 offered hereby are Medium-Term Notes, Series H, of Lehman Brothers Holdings Inc. The CUSIP number for the notes is 52517PE80 and the ISIN number is US52517PE802. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$10,000 and in integral multiples of U.S.$5,000 in excess thereof, and will have a stated “Maturity Date” of September 7, 2007, or if such day is not a New York business day, on the next following New York business day.

The notes are offered as foreign exchange-linked notes with portions of the amount payable at the Maturity Date indexed to the spot exchange rates of a basket of nine currencies consisting of the Australian Dollar (AUD), Chinese Renminbi (CNY), Indonesian Rupiah (IDR), Japanese Yen (JPY), Korean Won (KRW), Singapore Dollar (SGD), Thai Baht (THB), Taiwanese Dollar (TWD) and the U.S. Dollar (USD) (together, the “Reference Currencies”). Each of the AUD, CNY, IDR, JPY, KRW, SGD, THB and TWD makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 12.5%. The USD makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of -100%.

Holders of the notes will receive on the Maturity Date a single payment in U.S. dollars in an amount equal to the Redemption Amount as described below. No interest will accrue during the term of the notes and no interest will be payable at maturity except in the event that the Redemption Amount is not paid when due, as described below.

The “Valuation Date” is August 31, 2007 or, if such day is not a Valuation Business Day, the next following Valuation Business day.

The “Redemption Amount” for each note will be an amount equal to the sum of the principal amount of each note plus the Additional Amount, if any. The Additional Amount is linked to the spot exchange rates of the Reference Currencies relative to the U.S. dollar. Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note notwithstanding a depreciation of the Reference Currencies as compared to the U.S. dollar.

The “Additional Amount” per U.S.$1 of principal amount of each note will be (subject to the occurrence of a Disruption Event) the greater of (i) zero and (ii) 140% times the Basket Value. The “Basket Value” is the sum of the Reference Currency Quotients. The “Reference Currency Quotient” is, for each Reference Currency, a quotient, the numerator of which is the Initial Reference Currency Amount for such Reference Currency and the denominator of which is the Settlement Rate for such Reference Currency.

The “Initial Reference Currency Amount” of each Reference Currency is as follows:

Reference Currency	Initial Reference Currency Rate	Weighting	Initial Reference Currency Amount
AUD	1.3461	12.5%	0.16826
CNY	8.0402	12.5%	1.00503
IDR	9182.50	12.5%	1147.81250
JPY	115.83	12.5%	14.47875
KRW	971.00	12.5%	121.37500
SGD	1.6212	12.5%	0.20265
THB	39.1580	12.5%	4.89475
TWD	32.4505	12.5%	4.05631
USD	1	-100%	-1.0000

The “Initial Reference Currency Rate” for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the date of this pricing supplement.

The “Initial Reference Currency Amount” for each Reference Currency is the product of the weighting for such Reference Currency times the Initial Reference Currency Rate for such Reference Currency.

The “Settlement Rate” for each Reference Currency is the Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

The “Reference Exchange Rates” are the spot exchange rates for each of the Reference Currencies quoted against the U.S. dollar expressed as number of currency units per USD 1.

The “Settlement Rate Option” for each Reference Currency is as follows:

Reference Currency	Settlement Rate Option
AUD

One divided by the spot rate in (A):

(A) The U.S. Dollar/Australian Dollar official fixing rate, expressed as the amount of U.S. Dollars per one Australian Dollar, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FEE to the right of the caption “AUD” at approximately 12.00 p.m. New York time, on the Valuation Date.

CNY

The Chinese Renminbi/U.S. Dollar official fixing rate, expressed as the amount of Chinese Renminbi per one U.S. Dollar, for settlement in two Business Days reported by The State Administration of Foreign Exchange of the People’s Republic of China, Beijing, which appears on the Reuters Screen SAEC Page opposite the symbol “USDCNY=” at approximately 5:00 p.m., Beijing time, on the Valuation Date.

IDR

The Indonesian Rupiah/U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Indonesian Rupiah per one U.S. Dollar, for settlement in two Business Days, reported by the Association of Banks in Singapore which appears on the Telerate Page 50157 to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m., Singapore time, on the Valuation Date.

JPY

The Japanese Yen/U.S. Dollar official fixing rate, expressed as the amount of Japanese Yen per one U.S. Dollar, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “JPY” at approximately 10.00 a.m. New York time, on the Valuation Date.

KRW

The Korean Won/U.S. Dollar market average rate, expressed as the amount of Korean Won per one U.S. Dollar, for settlement in two Business Days reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Screen KFTC18 Page to the right of the caption “USD Today” that is available at approximately 5:30 p.m., Seoul time, on the Valuation Date or as soon thereafter as practicable, but in no event later than 9:00 a.m., Seoul time, on the first Business Day following the Valuation Date.

SGD

The Singapore Dollar/U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Singapore Dollar per one U.S. Dollar, for settlement in two Business Days, reported by the Association of Banks in Singapore which appears on the Reuters Page ABSIRFIX01 to the right of the caption “Spot” under the column “SGD” at approximately 11:30 a.m., Singapore time, on the Valuation Date.

THB

The Thai Baht/U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Thai Baht per one U.S. Dollar, for settlement in two Business Days, reported by the Association of Banks in Singapore which appears on the Reuters Page ABSIRFIX01 to the right of the caption “Spot” under the column “THB” at approximately 11:30 a.m., Singapore time, on the Valuation Date.

TWD

The Taiwanese Dollar/U.S. Dollar spot rate, expressed as the amount of Taiwanese Dollars per one U.S. Dollar, for settlement in two Business Days, reported by the Taipei Forex Inc. which appears on the Reuters Screen TAIFX1 Page under the heading “Spot” as of 11:00 a.m. Taipei time, on that Valuation Date, or if no rate appears as of 11:00 a.m., Taipei time, the rate that first appears in any of the next succeeding 15 minute intervals after such time, up to and including 12:00 noon, Taipei time on the Valuation Date.

The screen or time of observation indicated in relation to any Settlement Rate Option above shall be deemed to refer to such screen or time of observation as modified or amended from time to time, or to any substitute screen thereto.

Upon the occurrence of a Disruption Event with respect to any Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Additional Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside the country for which a Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction;

(B)        the occurrence of any event causing the Reference Exchange Rate for any Reference Currency to be split into dual or multiple currency exchange rates; or

(C)        the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to any Reference Currency that prevents or makes impossible (x) the Calculation Agent’s ability to calculate the Additional Amount, (y) the fulfilment of our obligations under the notes, or (z) our ability or the ability of any of our affiliates through which we hedge our position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Upon the occurrence of a Price Source Unavailability Event with respect to a Reference Currency, the Settlement Rate for the affected Reference Currency will be determined in accordance with the Fallback Rate Observation Methodology.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Settlement Rate being unavailable for a Reference Currency, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Settlement Rate for a Reference Currency, on the relevant Valuation Date.

The “Fallback Rate Observation Methodology” means that the Settlement Rate for a Reference Currency will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding the Valuation Date for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations then the Settlement Rate for such Reference Currency will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

A “Valuation Business Day” means, with respect to each Reference Currency, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in the city or jurisdiction indicated in the Settlement Rate Option for that Reference Currency

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent and will equal, for each note, the Redemption Amount, calculated as though the maturity of the notes were the date of early repayment. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note will be capped at the Redemption Amount calculated as though the maturity date of the notes were the date of the commencement of the proceeding.

Any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent. If interest is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

EXCHANGE RATES

General

The notes are designed to allow investors to participate in spot exchange rate movements of the Reference Currencies, as reflected by the changes in the U.S. dollar value of each Reference Currency. The Reference Currencies consist of the Australian Dollar, Chinese Renminbi, Indonesian Rupiah, Japanese Yen, Korean Won, Singapore Dollar, Thai Baht, and Taiwanese Dollar, each of which makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 12.5% and the U.S. dollar, which makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of -100%.

Historical Data on the Reference Currencies

The following charts show the weekly spot exchange rates for each Reference Currency in the period from the week ending January 5, 2003 through the week ending February 26, 2006, using historical data obtained from Reuters. The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollars, which are the inverse of the spot exchange rates presented in the following charts. The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

The Australian Dollar

The Chinese Renminbi

The Indonesian Rupiah

The Japanese Yen

The Korean Won

The Singapore Dollar

The Thai Baht

The Taiwanese Dollar

The following chart shows the hypothetical composite performance of the Reference Currencies based upon the weekly data for the Reference Currencies obtained from Reuters. The Basket Value was indexed to a level of 0.0 based upon the Internal Reference Currency Rates of the Reference Currencies determined on the date of this pricing supplement. The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Value described above in “Description of the Notes”. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.

Hypothetical Additional Amount Payment Examples

The following payment examples for this note shows scenarios under which the Additional Amount will or will not be payable on the notes, based on the leverage of 140% and the Initial Reference Currency Rates (which were determined on the date hereof) and hypothetical values for the Settlement Rates (which are determined on the Valuation Date) and the resulting Basket Values. The Settlement Rate values have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: AUD, CNY, IDR, JPY, KRW, SGD, THB, and TWD each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value greater than zero.

Reference Currency	Initial Reference Currency Rate	Weighting	Initial Reference Currency Amount	Hypothetical Settlement Rate (on Valuation Date)	Initial Reference Currency Amount Divided by Hypothetical Settlement Rate
AUD	1.3461	12.5%	0.16826	1.2754	0.1319
CNY	8.0402	12.5%	1.00503	7.6500	0.1314
IDR	9182.50	12.5%	1147.81250	8875.0000	0.1293
JPY	115.83	12.5%	14.47875	102.0000	0.1419
KRW	971.00	12.5%	121.37500	965.0000	0.1258
SGD	1.6212	12.5%	0.20265	1.5200	0.1333
THB	39.1580	12.5%	4.89475	36.5000	0.1341
TWD	32.4505	12.5%	4.05631	28.6000	0.1418
USD	1.0000	-100.0%	-1.00	1.0000	-1.0000

				Basket Value =	0.0696
				Leverage =	140%
			Additional Amount =		9.74%

Basket Value is 0.0696, resulting in an Additional Amount equal to 9.74% of the principal amount of the notes.

Example 2: AUD, CNY, IDR, JPY, KRW, SGD, THB, and TWD each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value less than zero.

Reference Currency	Initial Reference Currency Rate	Weighting	Initial Reference Currency Amount	Hypothetical Settlement Rate (on Valuation Date)	Initial Reference Currency Amount Divided by Hypothetical Settlement Rate
AUD	1.3461	12.5%	0.16826	1.3800	0.1219
CNY	8.0402	12.5%	1.00503	8.2700	0.1215
IDR	9182.50	12.5%	1147.81250	9504.0000	0.1208
JPY	115.83	12.5%	14.47875	121.0300	0.1196
KRW	971.00	12.5%	121.37500	999.0000	0.1215
SGD	1.6212	12.5%	0.20265	1.6500	0.1228
THB	39.1580	12.5%	4.89475	40.0100	0.1223
TWD	32.4505	12.5%	4.05631	32.5000	0.1248
USD	1.0000	-100.0%	-1.00000	1.0000	-1.0000

				Basket Value =	-0.0247
				Leverage =	140%
			Additional Amount =		0.00%

Basket Value is -0.0247, resulting in an Additional Amount of zero.

Example 3:  AUD, CNY, JPY, and SGD appreciate relative to their Initial Reference Currency Rates and IDR, KRW, THB, and TWD depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value greater than zero.

Reference Currency	Initial Reference Currency Rate	Weighting	Initial Reference Currency Amount	Hypothetical Settlement Rate (on Valuation Date)	Initial Reference Currency Amount Divided by Hypothetical Settlement Rate
AUD	1.3461	12.5%	0.16826	1.2850	0.1309
CNY	8.0402	12.5%	1.00503	7.8500	0.1280
IDR	9182.50	12.5%	1147.81250	9400.0000	0.1221
JPY	115.83	12.5%	14.47875	105.0000	0.1379
KRW	971.00	12.5%	121.37500	985.0000	0.1232
SGD	1.6212	12.5%	0.20265	1.5600	0.1299
THB	39.1580	12.5%	4.89475	40.0100	0.1223
TWD	32.4505	12.5%	4.05631	32.6000	0.1244
USD	1.0000	-100.0%	-1.00000	1.0000	-1.0000

				Basket Value =	0.0189
				Leverage =	140%
			Additional Amount =		2.65%

Basket Value is 0.0189, resulting in an Additional Amount equal to 2.65% of the principal amount of the notes.

Example 4:  AUD, CNY, IDR, and TWD appreciate relative to their Initial Reference Currency Rates and JPY, KRW, SGD, and THB depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value less than zero.

Reference Currency	Initial Reference Currency Rate	Weighting	Initial Reference Currency Amount	Hypothetical Settlement Rate (on Valuation Date)	Initial Reference Currency Amount Divided by Hypothetical Settlement Rate
AUD	1.3461	12.5%	0.16826	1.3200	0.1275
CNY	8.0402	12.5%	1.00503	8.0100	0.1255
IDR	9182.50	12.5%	1147.81250	9016.0000	0.1273
JPY	115.83	12.5%	14.47875	125.0000	0.1158
KRW	971.00	12.5%	121.37500	1025.0000	0.1184
SGD	1.6212	12.5%	0.20265	1.6500	0.1228
THB	39.1580	12.5%	4.89475	40.0100	0.1223
TWD	32.4505	12.5%	4.05631	31.1500	0.1302
USD	1.0000	-100.0%	-1.00000	1.0000	-1.0000

				Basket Value =	-0.0101
				Leverage =	140%
			Additional Amount =		0.00%

Basket Value is -0.0101, resulting in an Additional Amount of zero.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings Inc. intends to treat the notes as “contingent payment debt instruments.” As such, Lehman Brothers Holdings Inc. intends to report interest deductions with respect to the notes based on this treatment and will, upon written request, provide holders of notes with a projected payment schedule. Under such characterization, holders of the notes will accrue original issue discount based on the “comparable yield” of the notes (generally, the rate at which Lehman Brothers Holdings Inc. would issue a fixed rate debt instrument with terms and conditions similar to the notes), and if the actual payments made on the notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the notes generally will be treated as ordinary income or loss.

A contingent payment debt instrument for which payments of principal or interest are denominated in, or determined by reference to, more than one currency may be subject to special rules, unless the “denomination currency” for such instrument is determined to be the United States Holder’s functional currency (the U.S. dollar), in which case the contingent payment debt regulations will apply without taking into account the special rules for nonfunctional currency contingent payment debt instruments. Lehman Brothers Holdings Inc. intends to take the position that the denomination currency of the notes is the U.S dollar. If such determination were not respected, it could affect the amount, timing and character of income, gain or loss recognized by United States Holders in respect of the notes. A United States Holder is required to use the denomination currency determined by us for purposes of the contingent payment debt regulations, unless such determination is unreasonable and such United States Holder timely discloses to the IRS the use of another currency. Based on the foregoing, the remainder of this discussion assumes the notes will be subject to the contingent payment debt regulations without regard to the special rules for nonfunctional currency contingent payment debt instruments.

Based on the current interest rate environment, Lehman Brothers Holdings Inc. estimates that the comparable yield of the notes would be an annual rate of approximately 4.95%, compounded quarterly. Lehman Brothers Holdings Inc. will not determine the actual comparable yield of the notes, however, until they are issued. A positive adjustment, for the amount by which the actual payment at maturity exceeds the projected contingent payment, will be treated as additional interest. A negative adjustment will be treated as follows: (i) first, a negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, a negative adjustment that exceeds the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of a holder’s total prior original issue discount inclusions with respect to the note.

Holders of the notes can obtain the comparable yield of the notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings Inc. at the following address (which replaces the address provided in the base prospectus):

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

By purchasing a note, a holder agrees to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder’s original issue discount and adjustments thereof in respect of the notes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

Gain recognized upon the sale, exchange or other disposition of a note will generally be treated as ordinary income. Any loss recognized on the disposition of a note will be treated as ordinary loss to the extent of a holder’s prior original issue discount inclusions with respect to the note. Any loss in excess of that amount will be treated as capital loss.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see “United States Federal Income Tax Consequences—Debt Securities— Consequences to

United States Holders—Contingent Payment Debt Securities” in the base prospectus.

It is possible that the notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes in light of their particular circumstances, as well as the tax consequences arising under state, local, foreign and other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement and to certain dealers at a price not less than 99.5% of the public offering price. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

The notes are a new issue of securities with no established trading market. We have been advised by the Agent that it intends to make a market in the notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the Agent has represented and agreed, and the Agents appointed under the Lehman Brothers Holdings Inc. Medium Term Note Program, Series H (the “Program”), will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The Agent has represented and agreed, and the Agents appointed under the Program will be required to represent and agree, that:

(a) in relation to any notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the notes or possesses or distributes this pricing supplement, the MTN prospectus supplement, the base prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$23,090,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES H

 Principal Protected USD-Asian Basket FX-Linked Notes

Due September 7, 2007

PRICING SUPPLEMENT
FEBRUARY 28, 2006

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 18, 2005 AND

PROSPECTUS

DATED MAY 18, 2005)

LEHMAN BROTHERS